UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

RLX Technology Inc.
(Name of Issuer)

Class A and Class B ordinary shares, par value of $0.00001 per share
(Title of Class of Securities)

74969N 103**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 74969N 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the New York Stock Exchange under the symbol “RLX.” Each ADS represents one Class A ordinary share, par value US$0.00001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74969N 103	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS Ying (Kate) Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 224,935,770 Class A ordinary shares and 618,171,790 Class B ordinary shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 224,935,770 Class A ordinary shares and 308,714,990 Class B ordinary shares(1)
	8	SHARED DISPOSITIVE POWER 309,456,800 Class B ordinary shares(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,107,560 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

53.8% (19.7% economic interest, representing the economic interest owned by Ms. Ying (Kate) Wang as a percentage of the economic interest of all of the issued and outstanding shares of the Issuer as of December 31, 2021)(2)

12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 224,935,770 Class A ordinary shares held by BJ BJ Limited and (ii) 618,171,790 Class B ordinary shares held by Relx Holdings Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Relx Holdings Limited. Relx Holdings Limited is 93.64% owned by Lion Valley Limited, a British Virgin Islands company, and 6.36% owned by Autumn Tale Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited (“Zedra”), on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries. Autumn Tale Limited is wholly owned by Zedra on behalf of and for the benefit of The Generalation One Trust as the trustee. Mr. Bing Du is the settlor and enforcer of The Generalation One Trust, and Mr. Du and his family members are the trust’s beneficiaries. Pursuant to the terms of the trusts and certain share entrustment arrangements, these shares held by Relx Holdings Limited include (i) 308,714,990 Class B ordinary shares owned by The Alpha Trust, (ii) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (iii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iv) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen and (v) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of other employees of the Issuer.

Based on the above, (i) Ms. Ying (Kate) Wang is deemed to have sole voting power over all of the shares beneficially owned by her, (ii) Ms. Ying (Kate) Wang is deemed to have sole dispositive power over an aggregate of 533,650,760 ordinary shares, consisting of 224,935,770 Class A ordinary shares held by BJ BJ Limited and 308,714,990 Class B ordinary shares owned by The Alpha Trust through Relx Holdings Limited, and (iii) Ms. Ying (Kate) Wang is deemed to have shared dispositive power over an aggregate of 309,456,800 Class B ordinary shares through Relx Holdings Limited, consisting of 39,315,730 Class B ordinary shares owned by The Generalation One Trust, 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen and 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of other employees of the Issuer.

(2)	Based on 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares issued and outstanding as of December 31, 2021. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by (i) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (ii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iii) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen, (iv) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of other employees of the Issuer, and (v) 224,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 share incentive plan (“2021 Plan”) to the plan participants.

CUSIP No. 74969N 103	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS Relx Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 618,171,790 Class B ordinary shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 618,171,790 Class B ordinary shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,171,790 Class B ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.5%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 618,171,790 Class B ordinary shares held by Relx Holdings Limited, a British Virgin Islands company. Relx Holdings Limited is 93.64% owned by Lion Valley Limited, a British Virgin Islands company, and 6.36% owned by Autumn Tale Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries. Autumn Tale Limited is wholly owned by Zedra on behalf of and for the benefit of The Generalation One Trust as the trustee. Mr. Bing Du is the settlor and enforcer of The Generalation One Trust, and Mr. Du and his family members are the trust’s beneficiaries. Pursuant to the terms of the trusts and certain share entrustment arrangements, these shares held by Relx Holdings Limited include (i) 308,714,990 Class B ordinary shares owned by The Alpha Trust, (ii) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (iii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iv) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen and (v) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of other employees of the Issuer.

(2)	Based on 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares issued and outstanding as of December 31, 2021.

CUSIP No. 74969N 103	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS BJ BJ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 224,935,770 Class A ordinary shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 224,935,770 Class A ordinary shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,935,770 Class A ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 224,935,770 Class A ordinary shares held by BJ BJ Limited, a British Virgin Islands company.

(2)	Based on 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares issued and outstanding as of December 31, 2021.

CUSIP No. 74969N 103	Page 5 of 11 pages

1	NAMES OF REPORTING PERSONS Long (David) Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,797,680 Class B ordinary shares(1).
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,797,680 Class B ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 142,797,680 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Long (David) Jiang. Mr. Long (David) Jiang is not the record holder but beneficial owner of these shares. See Item 4 below for details. In the event that Mr. Long (David) Jiang and/or his affiliates hold shares in the Issuer for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

(2)	Based on 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares issued and outstanding as of December 31, 2021.

CUSIP No. 74969N 103	Page 6 of 11 pages

1	NAMES OF REPORTING PERSONS Yilong Wen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 93,343,940 Class B ordinary shares(1).
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,343,940 Class B ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 93,343,940 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Yilong Wen. Mr. Yilong Wen is not the record holder but beneficial owner of these shares. See Item 4 below for details. In the event that Mr. Yilong Wen and/or his affiliates hold shares in the Issuer for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

(2)	Based on 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares issued and outstanding as of December 31, 2021.

CUSIP No. 74969N 103	Page 7 of 11 pages

ITEM 1(a).	NAME OF ISSUER:

RLX Technology Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Ying (Kate) Wang

(ii)	Relx Holdings Limited

(iii)	BJ BJ Limited

(iv)	Long (David) Jiang

(v)	Yilong Wen

(collectively, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For each of the Reporting Persons:

19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)	Ying (Kate) Wang – People’s Republic of China

(ii)	Relx Holdings Limited – British Virgin Islands

(iii)	BJ BJ Limited – British Virgin Islands

(iv)	Long (David) Jiang – People’s Republic of China

(v)	Yilong Wen – People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.00001 per share. The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value of $0.00001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

74969N 103

CUSIP No. 74969N 103	Page 8 of 11 pages

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

Reporting Person(1)	Amount beneficially owned:	Percent of beneficial ownership:	Percentage of economic interest	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ying (Kate) Wang(2)	843,107,560	53.8%	19.7%	89.9%	843,107,560	0	533,650,760	309,456,800
Relx Holdings Limited(3)	618,171,790	39.5%	39.5%	86.7%	618,171,790	0	618,171,790	0
BJ BJ Limited(4)	224,935,770	14.4%	14.4%	3.2%	224,935,770	0	224,935,770	0
Long (David) Jiang(5)	142,797,680	9.1%	9.1%	20.0%	0	0	0	142,797,680
Yilong Wen(6)	93,343,940	6.0%	6.0%	13.1%	0	0	0	93,343,940

(1)	For each Reporting Person included in this table, percentage of voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s issued and outstanding Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Issuer’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as may otherwise be required by law. The Issuer’s Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each Reporting Person included in this table, the percentage of economic interest is calculated by the economic interest owned by such Reporting Person by the economic interest of all of the Issuer’s issued and outstanding ordinary shares.

(2)	Represents (i) 224,935,770 Class A ordinary shares held by BJ BJ Limited and (ii) 618,171,790 Class B ordinary shares held by Relx Holdings Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Relx Holdings Limited. See footnotes (3) and (4) below for more details. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by (i) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (ii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iii) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen, (iv) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of our other employees, and (v) 224,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants.

(3)	Represents 618,171,790 Class B ordinary shares held by Relx Holdings Limited, a British Virgin Islands company with Ms. Ying (Kate) Wang being the sole director. Relx Holdings Limited is 93.64% owned by Lion Valley Limited, a British Virgin Islands company, and 6.36% owned by Autumn Tale Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries. Autumn Tale Limited is wholly owned by Zedra on behalf of and for the benefit of The Generalation One Trust as the trustee. Mr. Bing Du is the settlor and enforcer of The Generalation One Trust, and Mr. Du and his family members are the trust’s beneficiaries. Pursuant to the terms of the trusts and certain share entrustment arrangements, these shares held by Relx Holdings Limited include (i) 308,714,990 Class B ordinary shares owned by The Alpha Trust, (ii) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (iii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iv) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen, and (v) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of other employees of the Issuer.

(4)	Represents 224,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants, and administering the awards and acting according to the Issuer’s instruction. BJ BJ Limited is a British Virgin Islands company, with Ms. Ying (Kate) Wang being the sole director, and is wholly owned by Zedra on behalf of and for the benefit of The Nano Trust as the trustee. Ms. Ying (Kate) Wang is the enforcer of The Nano Trust. Under the terms of the trust, Ms. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by BJ BJ Limited.

(5)	Represents 142,797,680 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Long (David) Jiang. Mr. Long (David) Jiang is not the record holder but beneficial owner of these shares. See footnote (3) above for more details. In the event that Mr. Long (David) Jiang and/or his affiliates hold shares in the Issuer for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

(6)	Represents 93,343,940 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Yilong Wen. Mr. Yilong Wen is not the record holder but beneficial owner of these shares. See footnote (3) above for more details. In the event that Mr. Yilong Wen and/or his affiliates hold shares in the Issuer for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

CUSIP No. 74969N 103	Page 9 of 11 pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

CUSIP No. 74969N 103	Page 10 of 11 pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 74969N 103	Page 11 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2022

Ying (Kate) Wang

/s/ Ying (Kate) Wang

Relx Holdings Limited

By:	/s/ Ying (Kate) Wang
Name: Ying (Kate) Wang
Title: Director

BJ BJ Limited

By:	/s/ Ying (Kate) Wang
Name: Ying (Kate) Wang
Title: Director

Long (David) Jiang

/s/ Long (David) Jiang

Yilong Wen

/s/ Yilong Wen